UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Blockchain Laboratories Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 27, 2022

Physical address of issuer
1309 Coffeen Ave, STE 4853, Sheridan, WY 82801

Website of issuer
https://blockchainlaboratories.com/

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,104.16	$391.26
Cash & Cash Equivalents	$4,104.16	$391.26
Accounts Receivable	$0.00	$0.00
Short-term Debt	$25,496.17	$0.00
Long-term Debt	$38,926.97	$0.00
Revenues/Sales	$98,000.00	$230,000.00
Cost of Goods Sold	$54,639.02	$0.00
Taxes Paid	$7,468.83	$0.00
Net Income	-$51,336.46	$37,823.04

July 26, 2024

FORM C-AR

Blockchain Laboratories Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Blockchain Laboratories Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://blockchainlaboratories.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Blockchain Laboratories Inc. (the "Company") is a Delaware Corporation, formed on May 27, 2022.

The Company is located at 1309 Coffeen Ave, STE 4853, Sheridan, WY 82801.

The Company's website is https://blockchainlaboratories.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Blockchain Laboratories is a venture studio that aims to develop impactful DeFi applications and environmental, social, and governance (ESG) digital assets. The Blockchain Laboratories plans to build software and systems in high value markets with innovative blockchain and distributed ledger technology. We are working on DeFi and DApps in the voluntary carbon markets and forest conservation. Blockchain Laboratories plans to establish revenue share agreements (royalties) on transactions from the DeFi and DApps they build. We use Triple Bottom Line principles. Triple Bottom Line is defined as an accounting framework that incorporates three

5

dimensions of performance: social, environmental, and financial. Additionally, it may include profitability and shareholder value and commitments to social, human, and environmental capital. It is a process to measure the sustainability of a company or investment in three specific categories: environmental, social, and governance. Socially responsible investing, ethical investing, sustainable investing, and impact investing are more terms relating to ESGs. Blockchain Laboratories currently has 13 team members.

RISK FACTORS

Risks Related to the Company's Business and Industry

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemic sand epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

The Company may extend the Offering deadline beyond what is currently stated herein. This mean that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

No governmental agency has reviewed the Company's offering, and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the

Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities, and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AW ARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STA TEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Blockchain Laboratories is a venture studio that aims to develop impactful DeFi applications and environmental, social, and governance (ESG) digital assets. The Blockchain Laboratories plans to build software and systems in high value markets with innovative blockchain and distributed ledger technology. We are working on DeFi and DApps in the voluntary carbon markets and forest conservation. Blockchain Laboratories plans to establish revenue share agreements (royalties) on transactions from the DeFi and DApps they build. We use Triple Bottom Line principles. Triple Bottom Line is defined as an accounting framework that incorporates three dimensions of performance: social, environmental, and financial. Additionally, it may include profitability and shareholder value and commitments to social, human, and environmental capital. It is a process to measure the sustainability of a company or investment in three specific categories: environmental, social, and governance. Socially responsible investing, ethical investing, sustainable investing, and impact investing are more terms relating to ESGs. Blockchain Laboratories currently has 13 team members.

Intellectual Property

The Company is dependent on the following intellectual property: None.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1309 Coffeen Ave, STE 4853, Sheridan, WY 82801.

The Company has the following additional addresses: None.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Boone Bergsma

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Positions with Blockchain Laboratories May 27, 2022- Present Director, Chief Executive

Officer, Treasurer Development and growth Positions with Blockchain Laboratories May 27, 2022- Present Director, CEO/Treasurer & Founder Fundraising, Innovation

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jan 1, 2011- Present WeThinkItMatters Inc CEO, worked in corporate social responsibility and marketing for thirteen years building websites and marketing campaigns. He started working in blockchain development in 2000 and has been focused on building ESG and CSR related web3 platforms ever since.

Name

Syed Faisal Rhaman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

July 21, 2023- Present CTO Management of Developers, Software Development, Overseeing day to day IT operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Aug 2013- Present Prime Business and Engineering Solutions CTO as a Service (CaaS), Strategic Planning, Software Project Management, Startup Advisory, Data Analysis and Statistical Computing, Marketing Analytics, Business and Requirement Analysis, Business Process Re-engineering, Software Development, Database Design and Development

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Boone Bergsma

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Positions with Blockchain Laboratories May 27, 2022- Present Director, Chief Executive Officer, Treasurer Development and growth Positions with Blockchain Laboratories May 27,

2022- Present Director, CEO/Treasurer & Founder Fundraising, Innovation

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jan 1, 2011- Present WeThinkItMatters Inc CEO, worked in corporate social responsibility and marketing for thirteen years building websites and marketing campaigns. He started working in blockchain development in 2000 and has been focused on building ESG and CSR related web3 platforms ever since.

Name

Syed Faisal Rhaman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

July 21, 2023- Present CTO Management of Developers, Software Development, Overseeing day to day IT operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Aug 2013- Present Prime Business and Engineering Solutions CTO as a Service (CaaS), Strategic Planning, Software Project Management, Startup Advisory, Data Analysis and Statistical Computing, Marketing Analytics, Business and Requirement Analysis, Business Process Re-engineering, Software Development, Database Design and Development

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees(Independent Contractor Agreements).

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	47,091,140
Voting Rights	The Securities are being issued with voting rights (1 vote per share). However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The is no debt subject to conversion into equity. However, the Company has 30,000,000 shares of common stock reserved for its Employee/ICA Options Pool. If those shares were issued or exercised your ownership in the company would be diluted.
Other Material Terms or information.	The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Blockchain Laboratories, Inc. for all Securities sold in this Offering.

*Note, the total number of shares outstanding includes 245,515 shares purchased through Netcapital which vote via custodian.

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	30,000,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Common Stock reserved for future issuance

The Company has the following debt outstanding:

Type of debt	Credit Card
Name of creditor	PayPal Business Cash Back
Amount outstanding	$7,346.10
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Credit Card
Name of creditor	Riverview Bank Visa Business Card
Amount outstanding	$23,985.15
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Credit Card
Name of creditor	American Express Business Blue
Amount outstanding	$1,800.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $33,131.25.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock		$49,103.00	Intermediary fees, Team Payroll, IP/Legal, Marketing, Accounting/ Admin	August 12, 2022	Regulation CF

Ownership

A majority of the Company is owned by Boone Bergsma.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Boone Bergsma	81.126%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We secured our first W3 SaaS customer in Nov 2023, been using that revenue, loans, and bootstrapping to build out our solutions and services. Company has no recurring revenue streams and often struggling to cover operating costs at this time.

We reached market ready product stage in April 2024 and have started to get interest from businesses and startups that want to whitelabel and use our W3 SaaS solution. We will start to launch and promote more use cases our solution can power in hopes of finding more customers. We currently have two deals in our pipeline that should close in Q2 2024.

Liquidity and Capital Resources

On August 12, 2022 the Company conducted an offering pursuant to Regulation CF and raised $49,103.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S.

securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Boone Bergsma
(Signature)

Boone Bergsma
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Boone Bergsma
(Signature)

Boone Bergsma
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18

U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Blockchain Laboratories

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex business account - Primary business account (7146) - 1	391.26
Total Bank Accounts	**$391.26**
Total Current Assets	**$391.26**
TOTAL ASSETS	**$391.26**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Net Capital Funding	29,266.53
Owner draws	-69,710.00
Partner Contributions	2,000.00
Retained Earnings	1,011.69
Net Income	37,823.04
Total Equity	**$391.26**
TOTAL LIABILITIES AND EQUITY	**$391.26**

Blockchain Laboratories

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	230,000.00
Total Income	**$230,000.00**
GROSS PROFIT	**$230,000.00**
Expenses	
Advertising & marketing	30,825.92
Commissions & fees	2,725.00
Conference	8,895.36
Contract labor	118,528.54
General business expenses	
Bank fees & service charges	102.30
Total General business expenses	**102.30**
Insurance	85.82
Legal & accounting services	
Accounting fees	4,000.00
Legal fees	10,366.70
Total Legal & accounting services	**14,366.70**
Meals	900.78
Office expenses	
Office supplies	3,450.19
Small tools and equipment	140.00
Software & apps	6,400.77
Total Office expenses	**9,990.96**
Travel	
Airfare	1,336.91
Hotels	5,669.93
Total Travel	**7,006.84**
Total Expenses	**$193,428.22**
NET OPERATING INCOME	**$36,571.78**
Other Income	
Other income	
Credit card rewards	1,267.06
Total Other income	**1,267.06**
Total Other Income	**$1,267.06**
Other Expenses	
Vehicle expenses	
Parking & tolls	15.80
Total Vehicle expenses	**15.80**
Total Other Expenses	**$15.80**
NET OTHER INCOME	**$1,251.26**
NET INCOME	**$37,823.04**

Blockchain Laboratories

Profit and Loss
January - December 2023

	TOTAL
Income	
Sales	98,000.00
Total Income	**$98,000.00**
Cost of Goods Sold	
Cost of goods sold	
Subcontractor expenses	2,500.00
Amber Asif - COS	150.00
Ambima Buzhyason - COS	500.00
Georg Janchen - COS	9,314.34
Ram Gawas - COS	3,175.34
Ritesh Sinha - COS	9,897.07
Salman Ahmed - COS	393.44
Sumer Rana - COS	6,637.13
Syed Faisal - COS	8,258.00
Teja Bhargav - COS	2,535.66
Total Subcontractor expenses	**43,360.98**
Total Cost of goods sold	**43,360.98**
Total Cost of Goods Sold	**$43,360.98**
GROSS PROFIT	**$54,639.02**
Expenses	
Advertising & marketing	23,618.90
Conference	1,588.09
Contract labor	29,229.74
Dues & subscriptions	60.51
General business expenses	
Bank fees & service charges	6,634.52
Memberships & subscriptions	589.38
Total General business expenses	**7,223.90**
Interest paid	
Credit card interest	1,144.98
Total Interest paid	**1,144.98**
Legal & accounting services	1,888.00
Consulting Fees	5,357.12
Legal fees	3,348.75
Total Legal & accounting services	**10,593.87**
Office expenses	
Small tools and equipment	97.01
Software & apps	14,526.90
Total Office expenses	**14,623.91**
Rent or Lease of Buildings	600.00
Taxes and Licenses	7,468.83

Blockchain Laboratories

Profit and Loss
January - December 2023

	TOTAL
Travel	9,097.14
Hotels	725.61
Total Travel	**9,822.75**
Total Expenses	**$105,975.48**
NET OPERATING INCOME	**$ -51,336.46**
NET INCOME	**$ -51,336.46**